

SECU[...] [...]SSION

12062592

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68694

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 09/19/11 (MM/DD/YY) AND ENDING 06/30/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AST Investor Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6201 15th Avenue
(No. and Street)

Brooklyn	NY	11219
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Brill (718) - 921 - 8200 x8528
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

345 Park Avenue	New York	NY	10154-0102
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.


SECURITIES AND EXCHANGE COMMISSION
RECEIVED
AUG 29 2012
REGISTRATIONS BRANCH
16

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David Brill, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AST Investor Services, LLC, as of June 30, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Executive Vice President

Title

Notary Public

ROSEMARY GOMEZ
Notary Public, State of New York
No. 01GO4686381
Qualified in Nassau County
Commission Expires January 7, 2014

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity of Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital (including reconciliation of X-17A-5 Part II filing with this Rule 17a-5(d) report, if applicable).
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independant Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


KPMG


SEC MAIL PROCESSING
RECEIVED
AUG 29 2012
WASH, D.C.
196
SECTION

AST INVESTOR SERVICES LLC

(An Indirect Wholly Owned Subsidiary of
Armor Holdco, Inc.)

Financial Statements and Supplemental Schedules

June 30, 2012

(With Report of Independent Registered Public Accounting Firm Thereon)

AST INVESTOR SERVICES LLC
(An Indirect Wholly Owned Subsidiary of
Armor Holdco, Inc.)

Table of Contents



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

The Board of Directors
AST Investor Services LLC:

We have audited the accompanying statement of financial condition of AST Investor Services LLC (the Company) (an indirect wholly owned subsidiary of Armor Holdco, Inc.) as of June 30, 2012, and the related statements of operations, changes in member's equity, and cash flows for the period from September 19, 2011 (commencement of operations) to June 30, 2012 that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of June 30, 2012, and the results of its operations and its cash flows for the period from September 19, 2011 (commencement of operations) to June 30, 2012, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in schedules I and II required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

KPMG LLP

August 29, 2012

AST INVESTOR SERVICES LLC
(An Indirect Wholly Owned Subsidiary of
Armor Holdco, Inc.)

Statement of Financial Condition

June 30, 2012

Assets		
Cash and cash equivalents	$	378,449
Deposit at clearing organization		75,000
Total assets	$	453,449
Liabilities and Member's Equity		
Liabilities:		
Payable to affiliate	$	78,036
Accrued expenses and other liabilities		34,001
Total liabilities		112,037
Member's equity:		
Membership interest		800,000
Accumulated deficit		(458,588)
Total member's equity		341,412
Total liabilities and member's equity	$	453,449

See accompanying notes to financial statements.

AST INVESTOR SERVICES LLC
(An Indirect Wholly Owned Subsidiary of
Armor Holdco, Inc.)

Statement of Operations

For the period September 19, 2011 (commencement of operations) to June 30, 2012

Revenues:		
Commissions and brokerage fees	$	28,514
Total revenue		28,514
Expenses:		
Employee compensation and benefits		326,743
Registration, filing, and subscription fees		67,647
Clearance fees		42,111
Professional and consulting		17,001
Marketing and promotion		10,236
Other expenses		11,580
Total expenses		475,318
Net loss	$	(446,804)

See accompanying notes to financial statements.

AST INVESTOR SERVICES LLC
(An Indirect Wholly Owned Subsidiary of
Armor Holdco, Inc.)

Statement of Changes in Member's Equity

For the period September 19, 2011 (commencement of operations) to June 30, 2012

		Membership interest	Accumulated deficit	Total member's equity
Balance at September 19, 2011	$	800,000	(11,784)	788,216
Net loss		—	(446,804)	(446,804)
Balance at June 30, 2012	$	800,000	(458,588)	341,412

See accompanying notes to financial statements.

AST INVESTOR SERVICES LLC
(An Indirect Wholly Owned Subsidiary of
Armor Holdco, Inc.)

Statement of Cash Flows

For the period September 19, 2011 (commencement of operations) to June 30, 2012

Cash flows from operating activities:		
Net loss	$	(446,804)
Adjustments to reconcile net loss to net cash used in operating activities:		
Decrease in operating activities:		
Deposit at clearing organization		(75,000)
Payable to affiliate		78,036
Accrued expenses and other liabilities		22,217
Net cash used in operating activities		(421,551)
Net decrease in cash and cash equivalents		(421,551)
Cash and cash equivalents as of September 19, 2011 (commencement of operations)		800,000
Cash and cash equivalents as of June 30, 2012	$	378,449

See accompanying notes to financial statements.

(1) Organization

AST Investor Services LLC (the Company) is a securities broker-dealer registered with the Securities and Exchange Commission (the SEC) and a member of the Financial Industry Regulatory Authority (FINRA). The Company was incorporated on August 9, 2010 as a single-member limited liability company, obtained FINRA membership on September 14, 2011, and commenced operations on September 19, 2011.

The Company is exempt from the Securities and Exchange Commission (SEC) Rule 15c3-3 pursuant to provision (k)(2)(ii) of such rule. The Company engages in trading of equities, mutual funds, and fixed income securities on behalf of its customers and does not engage in proprietary trading. Since operations commenced on September 19, 2011 no new business lines were launched.

The Company is an indirect wholly owned subsidiary of Armor Holdco, Inc. (AHI or the Parent). Armor Holding II LLC (Holding II), a wholly owned subsidiary of AHI, is the sole member of the Company. Holding II's operations are primarily conducted by its subsidiary, American Stock Transfer & Trust Company LLC (AST). AST acts as transfer agent for public companies performing services such as issuing and transferring shares, paying and processing dividends, and acting as agents in corporate reorganizations such as tender offers and mergers.

The Parent has provided the Company with a letter of support, which specifies that the Parent has undertaken to provide additional capital, up to the amount of losses as may from time to time be required in order to meet the business requirements and regulatory reporting required of the Company through July 1, 2013.

Prior to the commencement of operations, expenses of $11,784 were incurred relating to legal services received, registrations and filings, and employee compensation. Amounts incurred prior to September 19, 2011 are reflected in the accumulated deficit balance in the statement of financial condition.

(2) Significant Accounting Policies

(a) Basis of Accounting

The Company's financial statements have been prepared in conformity with U.S. generally accepted accounting principles (U.S. GAAP). The preparation of the financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenues and expenses during the reporting period. Such estimates are subject to change in the future as additional information becomes available or previously existing circumstances are modified. Actual results could differ from those estimates.

(b) Recently Issued Accounting Standards

In December 2011, the FASB issued ASU 2011-11, *Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities.* ASU 2011-11 requires an entity to disclose information about offsetting and related arrangements to enable users of financial statements to understand the effect of those arrangements on its financial position, and to allow investors to better compare financial

(Continued)

statements prepared under U.S. GAAP with financial statements prepared under International Financial Reporting Standards (IFRS). The new standards are effective for annual periods beginning January 1, 2013, and interim periods within those annual periods. Retrospective application is required. The Company will implement the provisions of ASU 2011-11 as of January 1, 2013. The Company expects that the adoption of ASU 2011-11 will not have a material impact on its financial statements.

In June 2011, the FASB issued ASU 2011-05, *Comprehensive Income (Topic 220): Presentation of Comprehensive Income*. Under this ASU, an entity will have the option to present the components of net income and comprehensive income in either one or two consecutive financial statements. The ASU eliminates the option in U.S. GAAP to present other comprehensive income in the statement of changes in equity. An entity should apply the ASU retrospectively. For a nonpublic entity, the ASU is effective for fiscal years ending after December 15, 2012, and interim and annual periods thereafter. Early adoption is permitted. In December 2011, the FASB decided to defer the effective date of those changes in ASU 2011-05 that relate only to the presentation of reclassification adjustments in the statement of income by issuing ASU 2011-12, *Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive income in Accounting Standards Update 2011-05*. The Company plans to implement the provisions of ASU 2011-05 by presenting a separate statement of other comprehensive income, if necessary, following the statement of operations in fiscal 2013.

In May 2011, the FASB issued ASU 2011-04, *Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs*. The new standards do not extend the use of fair value but, rather, provide guidance about how fair value should be applied where it already is required or permitted under IFRS or U.S. GAAP. For U.S. GAAP, most of the changes are clarifications of existing guidance or wording changes to align with IFRS. A nonpublic entity is required to apply the ASU prospectively for annual periods beginning after December 15, 2011. The Company expects that the adoption of ASU 2011-04 in fiscal 2013 will not have a material impact on its financial statements.

(c) Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash and cash equivalents include demand deposits held in banks and totaled $378,449 as of June 30, 2012.

(d) Income Taxes

The Company does not provide for income taxes in the accompanying financial statements. For U.S. federal, state, and local tax purposes, the Company is a single-member limited liability corporation that has elected to be disregarded for income tax purposes. The Company's operating results are included in the federal income tax return and state income tax returns, filed by the Parent. The Parent files a U.S. federal income tax return and applicable state and local income tax returns.

The Company has not filed an individual income tax return which would be subject to examination by Internal Revenue Service and respective state and local taxing authorities.

Holding II has a 100% membership interest in the Company and is subject to federal, state, and city income taxes on its allocated share of the income. The total benefit for all income taxes, had such provision been made in the Company's financial statements, would have been $0, and gross deferred tax assets would have been $206,319, of which a full valuation allowance would have been applied.

(e) Commission Income

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

(f) Defined-Contribution Pension Plans

The Company participates in a discretionary profit sharing plan and a defined-contribution pension plan in the form of an Internal Revenue Code 401(k) Plan sponsored by AST. Participation in this plan is available to substantially all of the Company's employees. Plan costs are allocated to the Company based on the estimated services provided by employees during the year. As of and for the period-ended June 30, 2012, the Company had incurred immaterial expenses due to the profit sharing and defined contribution plan which are included in employee compensation and benefits in the statement of operations.

(g) Securities Transactions

Customers' securities transactions are recorded on a settlement-date basis with related commission income and expenses recorded on a trade-date basis.

(h) Commitments and Contingencies

The Company is subject to litigation and other losses arising in the normal course of business from time to time. Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties, and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred.

As of June 30, 2012, it is management's opinion that there are no matters pending, which are probable of having a material adverse effect on the financial condition of the Company.

(3) Financial Instruments

The Company follows ASC 820, *Fair Value Measurements and Disclosures* (ASC 820), which defines fair value, establishes a framework for measuring fair value, and expands disclosure requirements. ASC 820, among other things, requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date.

(Continued)

As of June 30, 2012, the Company did not have any recorded financial instruments in its statement of financial condition.

(4) Related-Party Transactions

Certain expenses incurred by the Company were paid by an affiliated entity, AST. These expenses include payroll, office supplies, rent, and other miscellaneous daily expenses. The Company records all expenses as incurred, and records a liability to AST in the caption payable to affiliate in the statement of financial condition. The Company subsequently reimburses AST on a monthly basis for all expenses paid. The purpose for this intercompany charge is to maximize efficiencies within the group of Holding II subsidiary companies. As of June 30, 2012, $78,036 was due to AST.

For the period September 19, 2011 (commencement of operations) to June 30, 2012, the Company incurred expenses of $100,444 related to employees of AST that provided services to the Company. These expenses are included in the employee compensation and benefits caption within the statement of operations.

Subsequent to June 30, 2012, the Company entered into an expense sharing arrangement with AST whereby the expenses are to be paid to AST by the close of the fiscal year. If said balance is not cleared in the future, an equity contribution may be made to settle the balance.

(5) Net Capital Requirements

The Company, as a registered broker dealer in securities, is subject to the net capital requirements of SEC Rule 15c3-l. Effective September 19, 2011, the Company elected the standard method for calculating net capital. This requires the Company to maintain minimum net capital of the greater of $5,000 or 6⅔% of aggregate indebtedness arising from customer transactions, as defined. The election also requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 800% of the Company's net capital for the 12 months after commencing business as a broker or dealer and 1500% thereafter.

As of June 30, 2012, the Company's net capital was $341,412, which exceeded the required minimum by $333,943, and the Company's net capital ratio was 32.82%.

The Company operates pursuant to the (k)(2)(ii) exemptive provisions of the SEC's Computation of Reserve Requirements Rule 15c3-3, as defined.

(6) Deposit at Clearing Organization

The Company clears its customer transactions through a clearing broker, National Financial Services LLC (NFS), on a fully disclosed basis. The Company has also deposited cash with NFS under the following terms and conditions. The Company shall deliver to NFS, for deposit in an account maintained by NFS, an amount of $75,000 as amended from time to time in accordance with the terms of the escrow agreement. Such deposit does not represent an ownership interest in NFS.

(7) Subsequent Events

The Company evaluated the need for disclosures and/or adjustments resulting from subsequent events through August 29, 2012, the date the financial statements were available to be issued. This evaluation did not result in a finding of any subsequent events that necessitated disclosures and/or an adjustment to the Company's financial statements.

Schedule I

AST INVESTOR SERVICES LLC
(An Indirect Wholly Owned Subsidiary of
Armor Holdco, Inc.)

Computation of Net Capital under
Rule 15c3-1 of the Securities and Exchange Commission

June 30 2012

Net capital:		
Total member's equity	$	341,412
Net capital before haircuts on securities		341,412
Haircuts on investments owned		—
Total nonallowable assets		—
Net capital	$	341,412
Aggregate indebtedness:		
Items included in statement of financial condition:		
Payable to affiliate	$	78,036
Accrued expenses and other liabilities		34,001
Total aggregate indebtedness	$	112,037
Computation of basic net capital requirements:		
Minimum net capital required	$	7,469
Minimum dollar net capital requirement of reporting broker or dealer		5,000
Net capital requirement		7,469
Excess net capital		333,943
Ratio of aggregate indebtedness to net capital		32.82%

There are no material differences between the computation of net capital presented above and the corresponding schedule included in the Company's unaudited Form X-17A-5, Part IIA filing as of June 30, 2012 and filed on July 23, 2012.

See accompanying report of independent registered public accounting firm.

Schedule II

AST INVESTOR SERVICES, LLC
(An Indirect Wholly Owned Subsidiary of
Armor Holdco, Inc.)

Computation for Determination of Reserve Requirements under
Rule 15c3-3 of the Securities and Exchange Commission

June 30, 2012

The Company is exempt from Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraphs (k)(2)(ii).

Note: In the opinion of management, the Company has complied with the exemptive provisions under Rule 15c3-3 for the period from September 19, 2011 (commencement of operations) to June 30, 2012.



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5

The Board of Directors
AST Investor Services LLC:

In planning and performing our audit of the financial statements of AST Investor Services LLC (the Company) (an indirect wholly owned subsidiary of Armor Holdco, Inc.) as of June 30, 2012 and for the period from September 19, 2011 (commencement of operations) to June 30, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13; and

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2012 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulation Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

August 29, 2012